UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,288,734*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,288,734*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,734*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 26.8% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 416,184 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) CO

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 416,184 shares of Common Stock.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc. The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,018,843*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,018,843*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,018,843*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 17.2% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 261,780 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) PN

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 261,780 shares of Common Stock.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,223,536*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,223,536*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,223,536*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.6% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 154,404 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) PN

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 154,404 shares of Common Stock.

CUSIP No. 808760102

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,288,734*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,288,734*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,734*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 26.8% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 416,184 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 416,184 shares of Common Stock.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc. The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,288,734*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,288,734*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,734*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 26.8% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 416,184 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 416,184 shares of Common Stock.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc. The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,288,734*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,288,734*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,734*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 26.8% as of March 28, 2012 (based on 18,900,196 shares of Common Stock outstanding per Form 10-Q dated November 4, 2011, plus 4,176,420 shares of Common Stock issued by the Issuer in connection with the transaction reported herein, plus 416,184 shares of Common Stock underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes shares underlying presently exercisable Warrants (as described in Item 4 of this Schedule 13D) to purchase 416,184 shares of Common Stock.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc. The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 6”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on March 17, 2009 (“Amendment 5”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Scientific Learning Corporation, Inc. (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 6 shall have the meanings set forth in Amendment 5, previous amendments and/or the original Schedule 13D to which this Amendment 6 relates.  Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

A total of $1,199,997.20 was paid to acquire the additional shares of Common Stock and the Warrants (as defined and described in Item 4, below) reported herein.  Specifically, Trigran Investments, L.P. acquired 436,300 units consisting of 436,300 shares of Common Stock and Warrants to purchase an additional 261,780 shares of Common Stock at a total cost of $754,799.00, and Trigran Investments, L.P. II acquired 257,340 units consisting of 257,340 shares of Common Stock and Warrants to purchase an additional 154,404 shares of Common Stock at a total cost of $445,198.20.

The Common Stock and Warrants were acquired in the ordinary course of the Funds’ business and are held by each of the Funds in separate accounts maintained for each of the Funds.  While the Funds’ agreement with their prime broker permits the prime broker to extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime broker’s credit policies, the Funds did not purchase any of the shares of Common Stock or the Warrants on margin.

Item 4.	Purpose of Transaction

On March 28, 2012, in a private transaction with the Issuer, Trigran Investments, L.P. purchased 436,300 units consisting of 436,300 shares of Common Stock and warrants (the “Warrants”) to purchase an additional 261,780 shares of Common Stock, and Trigran Investments, L.P. II purchased 257,340 units consisting of 257,340 shares of Common Stock and Warrants to purchase an additional 154,404 shares of Common Stock.  The Warrants are presently exercisable and will expire 60 months from the date of issuance.  The transaction was effected pursuant to a Securities Purchase Agreement by and among the Issuer and certain investors, including but not limited to the reporting persons, pursuant to which the Issuer sold units consisting of a total of 4,176,420 shares of Common Stock, and Warrants to purchase a total of 2,505,852 additional shares of Common Stock.  As with the reporting persons’ earlier acquisitions of Common Stock, the Common Stock and Warrants referred to in this Schedule 13D were acquired for investment in the ordinary course of the reporting persons’ investment activities and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.  The reporting persons may in the future, subject to the terms of the agreements described in Item 6 of Amendment 5 and earlier amendments, determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.  However, in connection with the agreements described in Item 6 of Amendment 5 and earlier amendments, the filing persons may from time to time be provided with information by the issuer and may convey to the issuer their views or opinions with regard to the matters set forth therein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)           Other than the matters referred to herein, there have been no other transactions in the Common Stock by the Reporting Persons in the sixty days preceding the date of this filing.

(d)           Owners of certain accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)           Not applicable.

CUSIP No. 808760102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 3, 4 and 5 and the exhibits to this Schedule 13D, and those in Amendment 5 and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein (including exhibits), are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed in this Amendment 6, in previous amendments and/or the original Schedule 13D to which this Amendment 6 relates, and any exhibits thereto, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B - Securities Purchase Agreement by and among Scientific Learning Corporation and the Investors (defined therein), dated as of March 22, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on March 23, 2012)

Exhibit C – Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on March 23, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of March, 2012

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman

Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

CUSIP No. 808760102

EXHIBIT A TO SCHEDULE 13D

March 30, 2012

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, TRIGRAN INVESTMENTS, INC., TRIGRAN INVESTMENTS, L.P., TRIGRAN INVESTMENTS, L.P. II, DOUGLAS GRANAT, LAWRENCE A. OBERMAN and STEVEN G. SIMON each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

DOUGLAS GRANAT

/s/ Douglas Granat

LAWRENCE A. OBERMAN

/s/ Lawrence A. Oberman

STEVEN G. SIMON

/s/ Steven G. Simon